[Perkins Coie LLP Letterhead]

February 9, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 First Street N.E.

Washington, DC 20549

Re:	ZymoGenetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 000-33489

Dear Mr. Rosenberg:

This letter sets forth the responses of ZymoGenetics, Inc. (the “Company”) to the Staff’s comment relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004, contained in a voicemail from Mr. Oscar Young of the Staff that was received by the undersigned on January 18, 2006, which comment is summarized below.

Comment No. 1

Based on your response to prior Comment No. 1, please provide us with disclosures that you will include in future filings to provide the following information about each of your major research and development projects:

A. Disclose the costs incurred during each period presented and to date on the project to the extent you maintain the costs by project. Discuss the extent to which you do not maintain the costs by project and the reasons why you do not.

Securities and Exchange Commission

February 9, 2006

B. Disclose the nature, timing and costs of the efforts necessary to complete the phase in process, each future phase or the project itself. Otherwise, discuss the extent to which you believe this information is not reasonably estimable, and describe the circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response to Comment No. 1

In response to Part A of this comment, the Company has substantially expanded the disclosure in its draft MD&A for its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”), the relevant pages of which are attached hereto as Exhibit A, providing additional detail on the allocation of research and development direct labor costs, and additional disclosure on costs for contracted services. This added disclosure provides useful information to investors on the Company’s research and development expenditures and the trends to which the Company is subject.

The Company has also disclosed that, with the exception of direct labor costs and costs for contracted services, the Company does not fully allocate internal costs among its various development programs, and the Company disclosed the reason it does not do so.

The Company respectfully submits that disclosing additional detail regarding the direct labor costs and costs for contracted services for each development program would not provide investors with additional meaningful disclosure. Such disclosure could, however, prove harmful to the Company, and therefore to its investors, by providing competitors with competitively sensitive internal information about the Company’s development programs.

In response to Part B of this comment, the Company has added to the disclosure in its draft MD&A for the 2005 Form 10-K a description of the circumstances indicating the uncertainties that preclude the Company from making a reasonable estimate with respect to the timing and costs to completion for its development projects.

Securities and Exchange Commission

February 9, 2006

If you have any further comments or questions regarding this letter, please contact me at 206-359-8448 or Andrew Bor at 206-359-8577.

Very truly yours,

/s/ PATRICK J. DEVINE
Patrick J. Devine

PJD:jd

cc:	ZymoGenetics, Inc.
PricewaterhouseCoopers LLP

EXHIBIT A

Research and development expense. Research and development expense has been our most significant expense to date, consisting primarily of salaries and benefit expenses, costs of consumables and contracted services. Generally, over the past two years, our research and development activities have expanded, particularly related to our clinical stage product candidates, rhThrombin, TACI-Ig and IL-21. In 2005, however, decreases in contracted services and noncash stock-based compensation neutralized most of the increased costs related to the expansion. In each of the past three years, research and development expense was slightly offset by cost reimbursements from Novo Nordisk for work performed on rFactor XIII and IL-21. The IL-21 preclinical collaboration ended in early 2004 and work supporting the rFactor XIII clinical development program began in late 2004 and is expected to end in 2006. The trends within research and development expense are shown in the following table (in thousands).

	2005	2004	2003
Salaries and benefits	$45,317	$38,496	$32,679
Consumables	12,208	9,681	8,601
Facility costs	6,351	5,687	4,551
Contracted services	28,828	35,809	17,956
Depreciation and amortization	5,147	4,652	4,564
Noncash stock-based compensation	2,394	4,802	4,284

Subtotal	100,245	99,127	72,635
Cost reimbursement from Novo Nordisk	(630)	(38)	(4,887)

Net research and development expense	$99,615	$99,089	$67,748

Our internal research and development costs generally consist of salaries and benefits, consumables, facility costs and depreciation and amortization, as shown in the table above. From year to year these costs, overall, have tended to show a relatively constant level of growth, consistent with increases in our employee base. Over the past three years, we have added approximately 76 full-time equivalent employees who are involved in product development activities. These added employees are not only directly involved in product development programs, but also have provided added infrastructure in areas such as manufacturing and quality assurance. To date, our business needs have not required us to fully allocate internal costs among our various programs. However, we do track direct labor and contracted services by program, which we monitor to ensure appropriate utilization of company resources. The allocation of direct labor amongst programs generally indicates the allocation of internal research and development costs. Trends in the allocation of our research and development direct labor cost are shown in the following table.

	2005	2004	2003
Clinical development programs	56%	47%	46%
Pre-development programs	21%	30%	33%
Discovery research programs	23%	23%	21%

Total	100%	100%	100%

Contracted services include the cost of items such as contract manufacturing, clinical trials, non-clinical studies and payments to collaborators. These costs primarily relate to clinical development programs and can fluctuate substantially from year-to-year depending on the stage of our various programs. Generally, these external costs increase as a program advances toward commercialization, but there can be periods between major clinical trials during which costs decline. Also, contract manufacturing costs tend to be incurred irregularly over the course of a development program, with relatively short manufacturing campaigns that may provide enough product to supply multiple years of clinical trial activity. Trends in our contracted services are shown in the following table (in thousands).

	2005	2004	2003
Contract manufacturing	$9,371	$20,182	$7,022
Contract research	12,163	8,547	5,997
Clinical trials	4,981	4,404	2,986
Consulting and other	2,313	2,676	1,951

Total	$28,828	$35,809	$17,956

The following summarizes the reasons for significant fluctuations in contracted services:

•	Contract manufacturing costs increased by $13.2 million from 2003 to 2004, reflecting process development and manufacturing campaigns for rFactor XIII and rhThrombin carried out in 2004. The completion of this manufacturing work in late 2004 led to the decrease of $10.8 million in 2005.

•	Contract research costs increased by $2.6 million from 2003 to 2004 and $3.6 million from 2004 to 2005. The changes in both years reflect increases in our share of TACI-Ig joint development costs, partially offset by reductions in costs of nonclinical studies for rFactor XIII and rhThrombin. The 2005 increase also reflects the costs of nonclinical studies to support clinical development of IL-29.

•	Clinical trials costs increased by $1.4 million from 2003 to 2004 reflecting the costs of rhThrombin Phase 2 clinical trials, partially offset by reductions in rFactor XIII costs. The increase from 2004 to 2005 corresponded to an increase in IL-21 clinical trial activity.

The estimated times and costs to completion for the various stages of clinical development can vary significantly, depending on the nature of the product candidate, the disease indication in which it is being tested and many other factors. General expectations for estimated times to completion of each stage of clinical testing are shown in the following table.

Clinical Phase	Estimated Completion Time
Phase 1	1-2 years
Phase 2	2-3 years
Phase 3	2-3 years

Due to the significant risks and uncertainties inherent in preclinical testing and the clinical trials associated with biopharmaceutical research and development programs, the remaining time and cost to complete any such projects is not reasonably estimable. Each succeeding phase is dependent on the outcome of the previous one, and the data obtained from these studies may be inadequate to support advancement to the next phase, requiring added time and effort. Many projects will not advance to the next phase, even though they appeared promising based on earlier data and test results.